

December 28, 2021

George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

      Re: Simmons First National Corporation
          Registration Statement on Form S-4
          Filed December 22, 2021
          File No. 333-261842

Dear Mr. Makris:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance